UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: September 20, 2007	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ NICOS Co., Ltd.

Regarding Underwriting of the Third-Party Allotment of New Shares of Mitsubishi UFJ NICOS Co., Ltd.

by Mitsubishi UFJ Financial Group, Inc. and the Share Exchange between the Two Companies

Tokyo, September 20, 2007—It is hereby notified that, at their respective board meetings held today, Mitsubishi UFJ Financial Group, Inc. (MUFG) and Mitsubishi UFJ NICOS Co., Ltd. (MUN) resolved that MUFG will underwrite the entirety of the allotment of new shares to third parties to be conducted by MUN, and that, subject to the approval by a general shareholders meeting of MUN, MUFG and MUN resolved on the policy of making MUN a wholly-owned subsidiary of MUFG through a share exchange transaction (the “Share Exchange”), and agreed to commence discussions as follows.

1.	Purpose

Observing the new developments in the credit card market based on recent changes in the business environment, MUN today announced a new midterm management plan featuring: (a) reinforcement of reserves in preparation for future risks due to an increase in interest repayment claims and the effects of restrictions on the amount of borrowings available to individuals; (b) implementation of structural reforms which are more than those in the previous midterm management plans; and (c) efforts to secure its position of overwhelming prestige in the credit card market.

Based on the foregoing, with the following 4 objectives, MUFG and MUN have reached a basic agreement that MUFG will underwrite the entirety of a third-party allotment of new shares in the amount of 120 billion yen to be conducted by MUN, and that, upon delisting, MUN would become a wholly-owned subsidiary of MUFG through the Share Exchange in accordance with the provisions of a share exchange agreement (the “Share Exchange Agreement”) to be separately agreed upon.

(a)	To strengthen the financial foundation of MUN

(b)	To further enhance the strategic integrity and maneuverability of the MUFG Group including MUN, and to strive for effective utilization of managerial resources inside the Group

(c)	To clarify the positioning of MUN as a core business entity of the MUFG Group on par with banks, trusts and securities firms

(d)	To further strengthen and nurture the card business operated by MUN as a strategic field in the consumer finance business of MUFG

In addition, in order to make up the loss forecasted for the fiscal year ending March 31, 2008 and thereafter achieve implementation of a flexible and appropriate capital policy, MUN has decided upon the transfer to “Other Capital Surplus” of the pertinent payment amount at the same time as the issuance of new shares through the third-party allotment (i.e., reduction of the amounts of capital and capital reserves simultaneous with the stock issuance).

Further, as separately notified today in “Concerning the Maintenance and Development of the Capital Alliance Relationship Between The Norinchukin Bank and Mitsubishi UFJ NICOS Co., Ltd.,” we will also continue its discussions for the purpose of implementing the further maintenance and development of capital and business alliances between the Norinchukin Bank and MUN.

By means of the foregoing, MUFG and “New MUN” are convinced that we will be able to meet the demands of customers, shareholders, and society through strategic development and provision of services from new perspectives.

2.	Underwriting by MUFG of third-party allotment of new shares of MUN

(1)	Amount of funds to be procured and purpose of expenditure

(a)	Amount of funds to be procured (estimated net proceeds)

119.7 billion yen

(b)	Specific purposes of expenditure of procured funds

It is planned to appropriate the funds procured by the third-party allotment of new shares in this case to allocate: (a) 75 billion yen as structural reform funds aimed at recovery in business performance; (b) 20 billion yen as new card strategy investment funds; and (c) 24.7 billion yen as system investment funds.

(c)	Planned timing of disbursement of procured funds

It is planned to employ the funds according to the “New Midterm Management Plan” during the period of the plan (from the fiscal year ending March 31, 2008 to the fiscal year ending March 31, 2011) which was announced today separately.

(d)	Views concerning the rationality of the purposes of expenditure of the procured funds

By conducting procurement of funds which correspond to structural reform funds aimed at recovery in business performance, new card strategy investment funds, and system investment funds, our financial foundation is expected to be solidified, strategic integrity and maneuverability with the MUFG Group as a core business entity within the MUFG Group will be further enhanced, and the card business operated by MUN is expected to be further strengthened and nurtured, and we consider this to be rational from the managerial standpoint.

(2)	Business performance and equity finance situation of MUN over the last 3 years

(a) Business performance in the most recent 3 year period (consolidated) (unit: millions of yen)

Settlement term	FY ending March 31, 2005	FY ending March 31, 2006	FY ending March 31, 2007
Trading volume	3,708,343	4,891,424	5,883,137
Operating revenue	277,307	320,876	367,614
Ordinary profit	33,227	61,292	20,313
Net profit	5,719	19,622	Δ52,169
Net profit per share (yen)	11.67	31.66	Δ57.71
Common stock dividends per share (yen)	2.00	4.00	0.00
Net asset value per share (yen)	Δ233.48	120.72	57.91

(b) Current status of number of outstanding shares and number of potential shares (as of September 19, 2007)

Category	Number of shares	Percentage relative to number of outstanding shares
Number of outstanding shares	1,022,924,559 shares	100.0%
Number of potential shares at current conversion price (exercise price)	164,419,598 shares	16.1%
Number of potential shares at maximum conversion price (exercise price)	164,419,598 shares	16.1%
Number of potential shares at minimum conversion price (exercise price)	234,885,141 shares	23.0%

(c) Status of recent share prices

(i) Status over the last 3 years

	FY ending March 31, 2005	FY ending March 31, 2006	FY ending March 31, 2007
Starting price	425 yen	490 yen	1,235 yen
High	516 yen	1,585 yen	1,240 yen
Low	302 yen	442 yen	330 yen
Closing price	490 yen	1,245 yen	406 yen

(ii) Status over the last six months

	April	May	June	July	August	September
Starting price	415 yen	303 yen	395 yen	360 yen	324 yen	312 yen
High	422 yen	407 yen	402 yen	361 yen	363 yen	322 yen
Low	303 yen	303 yen	351 yen	308 yen	306 yen	264 yen
Closing price	304 yen	393 yen	361 yen	323 yen	313 yen	276 yen

With respect to September, the figures are as of September 19.

(iii) Shares prices as of the day before the decision to issue

As of September 19, 2007
Starting price	270 yen
High	278 yen
Low	270 yen
Closing price	276 yen

(d) Third-party allotment of new shares

Issue date	November 6, 2007
Amount of procured funds	120,000,000,000 yen
Number of outstanding shares at time of subscription	1,022,924,559 shares
Number of issued shares due to the pertinent allotment of new shares	400,000,000 shares
Number of outstanding shares after subscription	1,422,924,559 shares
Allottee	Mitsubishi UFJ Financial Group, Inc.

(e) Status of equity finance during the last 3 years

No pertinent information.

(3)	Major shareholders of MUN and their shareholding ratios (equity percentage relative to total number of outstanding shares)

Before subscription (as of March 31, 2007)		After subscription
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	65.44%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	47.04%
Acom Co., Ltd.	2.34%	Mitsubishi UFJ Financial Group, Inc.	28.11%
Nippon Life Insurance Company	1.48%	Acom Co., Ltd.	1.68%
Japan Trustee Services Bank, Ltd. (Trust Account)	1.22%	Nippon Life Insurance Company	1.06%
The Norinchukin Bank	0.88%	Japan Trustee Services Bank, Ltd. (Trust Account)	0.88%
The Master Trust Bank of Japan, Ltd. (Trust Account)	0.84%	The Norinchukin Bank	0.64%
Japan Securities Finance Co., Ltd.	0.68%	The Master Trust Bank of Japan, Ltd. (Trust Account)	0.60%
Bank of New York GCM Client Accounts EISG	0.65%	Japan Securities Finance Co., Ltd.	0.49%
Taiyo Life Insurance Company	0.49%	Bank of New York GCM Client Accounts EISG	0.46%
MLPFS Custody	0.48%	Taiyo Life Insurance Company	0.35%

(Note)	The major shareholders and their shareholding ratios have been prepared based on the shareholders list as of March 31, 2007 taking into consideration the issuance of new stock associated with the merger of April 1, 2007.

(4)	Forecast of impact on business performance of MUN

The impact of this third-party allotment of new shares is included in the revised forecast of MUN’s business performance for this term announced today in the “Notification of Revision to Business Forecasts and Dividends (Consolidated and Non-consolidated) and Record of Extraordinary Losses for the Fiscal Year ending March 31, 2008.”

(5)	Rationality of issuance terms

(a)	Basis of issue price calculation

The closing average price of 328.9 yen of common stock of MUN announced by the Tokyo Stock Exchange, Inc. during the most recent 3 months until the most recent trading day (between June 20, 2007 and September 19, 2007) pertaining to the resolution of the Board of Directors of MUN concerning this third-party allotment of new shares was multiplied by 91.2 % to obtain 300 yen.

We think that it is rational to refer to the average value of closing price of common stock of MUN at the Tokyo Stock Exchange, Inc. during the 3 months prior to the date of the resolution of the board of directors instead of the closing price of 276 yen of the previous trading day of the date of board of directors resolution which may have been affected by temporary market fluctuations in the securities market. With respect to discount rates, we have determined that it is rational based on the status of current market, the necessity of allocation of new stocks to a third party, and the size of the increase in capital.

(b)	Basis for deeming that the total number of shares to be issued and scale of share dilution are rational

As a result of the issuance of new stock from this third-party allotment of new shares, a dilution of 39.1% will occur relative to the existing number of outstanding shares. However, we deem this to be necessary and rational financing for purposes of solidifying our financial foundation for our future development strategy, while resolutely implementing structural reforms amid a changing business environment, and further enhancing our strategic integrity and maneuverability as a core business entity in the MUFG Group, as mentioned above.

(6)	Reason to select the allottee

(a)	Reason to select the allottee

As announced on this release, a basic agreement has been reached to make MUN a wholly-owned subsidiary of MUFG. Taking into consideration the necessity, monetary scale and the like of this financing, it has been agreed to have MUFG underwrite the entirety of the issue amount.

(b)	Holding policy of allottee

As described in section 4. below, the policy of MUFG is to make MUN a wholly-owned subsidiary, and to maintain its holdings for the mid- to long term. Furthermore, MUN plans to obtain a Letter of Assurance from MUFG stating that MUFG will notify MUN the details if it transfers the whole or part of the new shares within 2 years of the date of issuance.

3.	Increase in “Other Capital Surplus” of MUN (reduction of the amount of capital and the amount of capital reserves simultaneous with the stock issuance)

(1)	Purpose of reduction in the amount of capital and capital reserves simultaneous with this third-party allotment of new shares

(a)	Amount of capital to be reduced

60 billion yen

Please note that as the amount of capital will be reduced simultaneously with the capital increase from this third-party allotment of new shares, the amount of capital on the day after the reduction in the amount of capital takes effect will not be less than the amount of capital on the day before.

(b)	Amount of capital reserves to be reduced

60 billion yen

Please note that as the amount of capital reserves will be reduced simultaneously with the increase in capital reserves from this third-party allotment of new shares, the amount of capital reserves on the day after the reduction in the amount of capital reserves takes effect will not be less than the amount of capital reserves on the day before.

(c)	Method of reducing the amount of capital and the amount of capital reserves

We will follow the procedure for reduction of the amount of capital simultaneous with share issuance based on Article 447, Paragraph 3 of the Company Law and the procedure for reduction of the amount of capital reserves simultaneous with share issuance based of Article 448, Paragraph 3 of the same law.

(2)	Time schedule for reducing the amount of capital and the amount of capital reserves simultaneous with this third-party allotment of new shares (tentative)

Resolution date (decision of the Board of Directors)	September 20, 2007 (Thursday)
Date of public Notice	October 1, 2007 (Monday)
Final date for filing of creditor objections	November 1, 2007 (Thursday)
Effective date	November 6, 2007 (Tuesday)

(3)	Future prospects

The reduction in the amount of capital and capital reserves is transfer processing that puts the capital and capital reserves of the net assets portion into the Other Capital Surplus account, and does not change the amount of net assets of MUN, nor does it impact our business performance. Hereafter, we will strive to improve the soundness of balance sheets, and move forward with efforts to raise corporate value.

4.	Share Exchange between MUFG and MUN

The Share Exchange between MUFG and MUN are to be implemented in accordance with the Share Exchange Agreement to be separately agreed upon. The items which we reached in the basic agreement are as follows. (Please note that these items are subject to condition precedents to have JACCS Co., Ltd. and other third parties succeed to the installment credit sales business operated by MUN through a corporate divestiture and stock transfer or other forms of transaction as well as other items to be agreed between MUFG and MUN.)

(1)	Outline of Share Exchange

(a)	Time schedule

September 20, 2007	Execution of a Memorandum of Understanding
Late May 2008 (tentative)	Board Meeting to approve the Share Exchange Agreement
Late May 2008 (tentative)	Execution of the Share Exchange Agreement
Late June 2008 (tentative)	General shareholders’ meeting to approve the Share Exchange Agreement (including class shareholders’ meeting) (if necessary)
August 1, 2008 (tentative)	Effective date of the Share Exchange

(b)	Share exchange ratio

The share exchange ratio will be determined in future discussions taking into consideration an appraisal by rational methods, and based also on the appraisal of an external organization.

(2)	Post-stock-swap conditions

There are no plans to change the names of the both companies, their form of business, head office locations, representatives, capitalizations, etc. as a result of the creation of the wholly-owned subsidiary.

*        *        *

Contacts:
Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
Mitsubishi UFJ NICOS Co., Ltd.	Public Relations Division	81-3-5296-1128

<Profile of the pertinent companies>

(As of March 31, 2007)

	Sole Parent Company (Allottee) (Tentative)		Wholly-Owned Subsidiary (Tentative)
Trade name	Mitsubishi UFJ Financial Group, Inc.		Mitsubishi UFJ NICOS Co., Ltd. (*)
Principal business	Bank holding company		Credit card business
Date of establishment	April 2, 2001		June 7, 1951
Head office location	2-7-1 Marunouchi, Chiyoda-ku, Tokyo		3-33-5 Hongo, Bunkyo-ku, Tokyo
Representative	President & CEO Nobuo Kuroyanagi		Representative Director & President Kazuhiro Omori
Capitalization	1 trillion 383 billion yen		101.7 billion yen (**)
Total number of outstanding shares	Common stock 10,861,643.79 Class stock 151,401		Common stock 905,399,559 (**) Class stock 50,000,000
Shareholder capital (consolidated)	10 trillion 523.7 billion yen		106.2 billion yen
Total assets (consolidated)	187 trillion 281 billion yen		3 trillion 875 billion yen
Settlement term	March 31		March 31
Number of employees (consolidated)	78,282 employees		5,588 employees(***)
Major shareholders and shareholding ratios	Japan Trustee Services Bank (Trust Account)	(4.17%)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	(68.89%)
	The Master Trust Bank of Japan (Trust Account)	(3.78%)	Nippon Life Insurance	(1.67%)
	Hero and Company	(3.20%)	Japan Trustee Services Bank (Trust Account)	(1.38%)
	Nippon Life Insurance Company	(2.50%)	The Norinchukin Bank	(1.00%)
	The Master Trust Bank of Japan (Meiji Yasuda Life Insurance / Retirement Account)	(1.61%)	The Master Trust Bank of Japan (Trust Account)	(0.95%)
	The Chase Manhattan Bank, N.A. London	(1.60%)	Japan Securities Finance Co.	(0.77%)
	Japan Trustee Services Bank (Trust Account 4)	(1.53%)	Bank of New York GCM Client Accounts EISG	(0.73%)
	State Street Bank and Trust Company 505103	(1.47%)	Taiyo Life Insurance	(0.55%)
	Meiji Yasuda Life Insurance	(1.26%)	MLPFS Custody Account	(0.54%)
	State Street Bank & Trust Company	(1.24%)	Japan Trustee Services Bank (Trust Account 4)	(0.50%)
Relation between the companies	Mitsubishi UFJ NICOS is a consolidated affiliate of MUFG.

(*)	The trade name is as of April 1, 2007
(**)	In conjunction with the merger with DC Card Co., Ltd. on April 1, 2007, capitalization increased by 7.6 billion yen and common stock by 117,525,000 shares.
(***)	The number of employees of DC Card Co., Ltd. ,which merged on April 1, 2007, is 1,023 as of March 31, 2007

<Changes in business performance over the past 3 years>

(Consolidated basis / unit: hundreds of millions of yen)

	Mitsubishi UFJ Financial Group, Inc.
Fiscal year	FY ending March 31, 2005		FY ending March 31, 2006		FY ending March 31, 2007
Ordinary revenue	26,285		42,939		60,940
Ordinary profit	5,932		10,780		14,570
Net profit	3,384		7,707		8,809
Net profit per share	51,086.02	yen	93,263.15	yen	86,795.07	yen
Annual dividends per share of common stock	6,000.00	yen	7,000.00	yen	11,000.00	yen
Shareholder capital per share	673,512.65	yen	692,792.38	yen	801,320.41	yen

(Consolidated basis / unit: hundreds of millions of yen)

	Mitsubishi UFJ NICOS Co., Ltd.
Fiscal year	FY ending March 31, 2005		FY ending March 31, 2006		FY ending March 31, 2007
Ordinary revenue	2,773		3,208		3,676
Ordinary profit	332		612		203
Net profit	57		196		Δ521
Net profit per share	11.67	yen	31.66	yen	Δ57.71	yen
Annual dividends per share of common stock	2.00	yen	4.00	yen	0.00	yen
Shareholder capital per share	Δ233.48	yen	120.72	yen	57.91	yen

(Note)	In the business results for the fiscal year ending March 31, 2007, the business results of DC Card Co., Ltd. which merged on April 1, 2007, is not included.

<Summary of Issue>

(a)	Number of new shares

400,000,000 shares

(b)	Issue price

300 yen per share

(c)	Total amount of issue price

120 billion yen

(d)	Amount to be capitalized

Amount of capital to be increased	60 billion yen
Amount of capital reserve to be increased	60 billion yen

(e)	Method of offer or allocation

Allocation to third party

(f)	Subscription period

November 6, 2007

(g)	Payment due date

November 6, 2007

(h)	New share delivery date

No share certificates will be delivered.

(i)	Unit of shares to be offered

1,000 shares

(j)	Advance on subscription

Not applicable.